EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 10 December 2021 purchased 467,800 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 233.73 per share.

Before distribution to the employees, the Share saving plan has 12,363,924 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act